07020627

AM:SJV:STEX:07

January 16, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

Reg : Hindalco Industries Limited
Rule 1283-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Clause 35 of the Listing Agreement

Please find enclosed herewith shareholding pattern of the Company under Clause 35 of the Listing Agreement for the quarter ended **31st December, 2006**.

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary

Encl : as above

PROCESSED

JAN 31 2007

THOMSON
FINANCIAL

Statement Showing Shareholding Pattern

Name of the Company : Hindalco Industries Limited

Scrip Code : 500440 **Quarter Ended :** 31/12/2006

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	7	1293246	1293246	0.13	0.11
(b)	Central Government/ State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	15	292903087	200919541	28.32	25.27
(d)	Financial Institutions/ Banks	0	0	0	0.00	0.00
(e)	Any Others (Specify) - Trust	1	16316130	16316130	1.58	1.41
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	23	310512463	218528917	30.02	26.79
2	Foreign					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
b	Bodies Corporate	0	0	0	0.00	0.00
c	Institutions	0	0	0	0.00	0.00
d	Any Others(Specify)	0	0	0	0.00	0.00
	Sub Total(A)(2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	23	310512463	218528917	30.02	26.79

(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	231	57732533	57689133	5.58	4.98
(b)	Financial Institutions / Banks	133	9645124	9561504	0.93	0.83
(c)	Central Government/ State Government(s)			0	0.00	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	15	120812009	120805789	11.68	10.42
(f)	Foreign Institutional Investors	297	221816359	221787979	21.44	19.13
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**676**	**410006025**	**409844405**	**39.64**	**35.37**
B 2	**Non-institutions**					
(a)	Bodies Corporate	6071	94852948	91683936	9.17	8.18
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	440051	157502677	132075716	15.23	13.59
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	50	18619765	16575050	1.80	1.61
(c)	Non-Residents Individuals	7481	9167157	5450122	0.89	0.79
(c-i)	Foreign Bodies Corporate	18	32734978	179268	3.16	2.82
(c-ii)	Foreign Nationals		0		0.00	0.00
	Any Other (specify)					
a	shares in Transit	907	991333	991333	0.10	0.09
b	Educational Trusts				0.00	0.00
	Sub-Total (B)(2)	**454578**	**313868858**	**246955425**	**30.34**	**27.07**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**455254**	**723874883**	**656799830**	**69.98**	**62.44**
	TOTAL (A)+(B)	**455277**	**1034387346**	**875328747**	**100.00**	**89.23**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	**3**	124881655	124853825	12.07	10.77
	GRAND TOTAL (A)+(B)+(C)	**455280**	**1159269001**	**1000182572**		**100.00**

SN	Notes
1	As per the terms of the Right offer closed in January 2006, the Board of Directors in their meeting held on 18/10/06 decided to send first call of Rs 24 per shares. The last date of the call money was fixed on 01/12/2006. The board than in their meeting held on 07/12/2006 decided to extent the last date of payment of call money to 10/01/2007. The Company has as on 31/12/2006 received call money on 225337075 shares. The corporate action for crediting 50% shares has already been done for these shares. The trading of 50% shares is also available on BSE and NSE. The total number of shareholders shown in the shareholding pattern were taken considering holding separatly of any shreholders in fully paid up and partly paid up shares.
2	
3	
4	
5	
6	

(I) (b) Statement showing shareholding of persons belonging to the category Promoters and Promoters Group

	NAME OF THE PROMOTERS	No of shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in
1	ADITYA BIRLA NUVO LIMITED	20395162	1.76
2	BIRLA GROUP HOLDINGS PRIVATE LIMITED	4712027	0.41
3	BIRLA INSTITUTE OF TECHNOLOGY AND SCIENCE	21583090	1.86
4	GLOBAL HOLDINGS PRIVATE LIMITED	876	0.00
5	GRASIM INDUSTRIES LTD	29369025	2.53
6	HERITAGE HOUSING FINANCE LIMITED	396591	0.03
7	IGH HOLDINGS PRIVATE LIMITED	13502465	1.16
8	KAMAL TRADING CO. LTD	45000	0.00
9	MANAV INVESTMENT & TRADING CO. LTD.	592571	0.05
10	MANGALAM SERVICES LIMITED	95608	0.01
11	PILANI INVESTMENT & IND. CORP. LTD.	22719122	1.96
12	Pilani Investment And Industries CorporationLtd.	6466276	0.56
10	TGS INVESTMENT AND TRADE PRIVATE LIMITED	111016	0.01
13	TRAPTI TRADING & INVESTMENTS PVT LTD	34900690	3.01
14	TRAPTI TRADING AND INVESTMENTS PRIVATE LIMITED	37243497	3.21
15	TRUSTEE	16316130	1.41
15	TURQUOISE INVESTMENT AND FINANCE P LIMITED	65811868	5.68
15	TURQUOISE INVESTMENTS AND FINANCE PVT LTD	16446860	1.42
16	UMANG COMM. CO.LTD	17915464	1.55
16	UMANG COMMERCIAL CO. LTD.	1410	0.00
17	UMANG COMMERCIAL COMPANY LTD	594469	0.05
17	ADITYA VIKRAM KUMAR MANGALAM BIRLA HUF	347097	0.03
17	KUMAR MANGALAM BIRLA	450705	0.04
17	KUMAR MANGALAM BIRLA F & N G OF ANANYASHREE BIRLA	19295	0.00
18	KUMAR MANGALAM BIRLA KARTA OF AVKM BIRLA HUF	2135	0.00
19	KUMARMANGALAM BIRLA	15435	0.00
19	NEERJA BIRLA	46305	0.00
20	NEERJA BIRLA	15435	0.00
21	NEERJA BIRLA	1750	0.00
21	RAJASHREE BIRLA	206098	0.02
22	RAJASHREE BIRLA	40839	0.00
22	RAJASHREE BIRLA	6110	0.00
22	RAJASHREE BIRLA	57123	0.00
23	VASAVADATTA BAJAJ	2676	0.00
23	VASAVDATTA BAJAJ	82243	0.01
	Total	310512463	26.79

(I) (C) Statement showing shareholding of persons belonging to the category
" Public and holding more than 1% of the total numbers of shares

SN	Name of shareholders	No of shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	MORGAN GUARANTY TRUST COMPANY OF NEW YORK, ASDEPOSITARY	124881655	10.8
2	M AND G INVESTMENT MANAGEMENT LIMITED A/C THE PRUDENTIAL ASSURANCE COMPANY LIMITED	13583976	1.2
3	GOVERNMENT OF SINGAPORE	11717680	1.0
4	LIFE INSURANCE CORPORATION OF INDIA	83611730	7.2
5	GENERAL INSURANCE CORPORATION OF INDIA	11955916	1.0
6	NEW WORLD FUND INC	15590820	1.3
	Total	261341777	22.5

(I)(d) Statement showing details of locked in shares

SN	Name of shareholders	No of locked in shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1		0	0
2		0	0
3			0
4		0	0
5		0	0
6		0	0
7		0	0
8		0	0
9		0	0
10		0	0
Total		0	0

(II)(a) Statement showing details of Depository Receipts (DRs)

SN	Type of outstanding DR (ADR,GDR,SDR,etc)	No of outstanding DRs	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	GDR	124881655	124881655	10.77
	Total	124881655	124881655	10.77

(II)(b) Statement showing holding of Depository Receipts (DRs) where underlying Shares are in excess of 1% of total number of shares

SN	Name of DR holders	Type of outstanding DR (ADR,GDR,SDR,etc)	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	Morgan Guarantee Trust Company of New York, as Depository	124881655	124881655	10.77
	Total	124881655	124881655	10.77